

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

<u>Via U.S. Mail and Facsimile</u>

Queensridge Mining Resources, Inc.
c/o Val-U-Corp. Services, Inc.
1802 North Carson Street, #212
Carson City, NV 89701

> **Re:** **Queensridge Mining Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2010**
> **File No. 333-168775**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.  If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure

3.  Please provide the name and address of your agent for service on your registration statement cover page, as Form S-1 requires.

4.  We note that you intend to apply for quotation on the OTCBB. Please provide us with updated information regarding the status of your application.

5.     Disclose on the prospectus cover page that your sole officer/director/controlling shareholder has no technical training and no prior mining experience. We note the related risk factor disclosure at page 8.

6.     Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

7.     Ensure that your disclosure is updated, current, consistent, and accurate. For example, despite having only one officer/director, you refer to your executive "officers" at pages 8 and 35, and to your "directors" at page 36. You indicate "None" under the caption "5% Shareholders" at page 36. Also, at page 38 you provide the Commission's former address.

8.     If the disclosure provided on the two Forms D filed on August 6, 2010, is incorrect, explain the reasons for the discrepancies with the disclosure which appears in the registration statement. For example, we refer you to the disclosure at page 40 under "Recent Sales of Unregistered Securities."

9.     You also provide disclosure that is incomplete, inconsistent, or unclear regarding your liquidity, plan of operation, and the length of time that you will be able to operate given your working capital situation and your anticipated cash burn rate. Revise as necessary to clarify. For example, we note the following:

- "we will experience negative cash flow in the approximate amount of $3,000 to $4,000 per month" (page 5);

- "cash on hand will allow us to complete the initial work program recommended by our consulting geologist" (page 7);

- working capital at page F-2 appears to be less than $28,000 as of June 30, 2010;

- phase II "will cost approximately $16,767, and is expected to commence in the late Summer or early Fall of 2011" (page 21);

- "Total expenditures over the next 12 months are therefore expected to be approximately $47,000" (page 31);

- "In the event the results of our initial exploration program proves (sic) not to be sufficiently positive to proceed with further exploration on the Cutwell Harbour mineral claims, we intend to seek out and acquire interests in North American mineral exploration properties" (page 32);

- "our current cash on hand, should be sufficient to fund Phase I of our planned exploration programs and to meet our expected legal and accounting expenses for the first two-three quarters of our fiscal year beginning June 30, 2010" (page 33);

- "Our sole officer and largest shareholder [] has committed to fund our legal and accounting compliance expenses though additional infusions of equity or debt capital on an as-needed basis. We anticipate that [he] will fund any shortfall we may experience in funds available to pay future legal and accounting compliance expenses…." (page 33).

10.     We refer you to the sixth bullet point in comment 9 of this letter. Clarify the anticipated source of funds for the potential acquisitions you reference.

11.     We refer you to the last bullet point in comment 9 of this letter. Please file as an exhibit the agreement you have with Mr. Stromer in that regard, and disclose all the material details. See Item 601(b)(10) of Regulation S-K, in particular Item 601(b)(10)(ii)(A). Also file as an exhibit the lease agreement to which you refer at page 37 under "Certain Relationships and Related Transactions."

12.     Moreover, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (3) service to Queensridge as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010). The Compliance and Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

13.     Disclose whether either Mr. Stromer or Mr. Jeanne has visited the subject property. Also, if neither a professional geologist nor a mining engineer has physically examined the property in the field, so state in a new risk factor which discusses the resultant risks to investors.

14.     Explain to us each of the following items:
- who prepared the registration statement;
- what basis the preparer had or source(s) upon which it relied in drafting the prospectus;
- who created the business plan which is described; and
- how and when Mr. Stromer first came to be affiliated with Queensridge.

We may have additional comments based on your responses.

15. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Mr. Stromer did not agree to purchase Queensridge shares or to serve as an officer or director of Queensridge at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

Risk Factors, page 7

16. Please revise to eliminate any text which mitigates the risk you present, such as the statement at page 11 that you "have not experienced any difficulty with compliance of (sic) any laws or regulations…."

17. Ensure that your risk factors are current and precise. For example, your caption at page 12 suggests that the Sarbanes-Oxley Act of 2002 is "new" legislation, and your disclosure at page 13 suggests that you will be subject to the "Penny Stock" rules only once your shares are quoted on the OTCBB.

Plan of Distribution, page 18

18. We note the references to potential short sales by the selling shareholders. However, such sales are not permitted prior to the date that the registration statement is declared effective. Please revise the disclosure accordingly.

Plan of Operations, page 31

19. Revise the caption to refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and to provide the disclosure Item 303 of Regulation S-K requires. Refer to Q&A 110.01 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010).

Directors, Executive Officers, Promoters and Control Persons, page 33

20. Revise to name the airline for which Mr. Stromer serves as captain and to disclose all position(s) held for the past five years, eliminating any gaps or ambiguities as to time. In addition, please briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Stromer should serve as your director, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

21.     Disclose precisely when Mr. Stromer began serving in the listed capacities with Queensridge.  Refer to Item 401 of Regulation S-K.

Certain Relationships and Related Transactions, page 37

22.     Please provide all the required disclosure regarding any loans or other payments made by Mr. Stromer, pursuant to Item 404 of Regulation S-K.

Financial Statements

Note 1 – Summary of Accounting Policies, page F-6

Nature of Business, page F-6

23.     We note your disclosure on page 5 that you have acquired a 100% interest in the Cutwell Harbour block of mineral claims.  However, we note your disclosure in this Note, and in Note 2 - Mineral Properties on page F-7, that you are "currently in the process of acquiring certain mining claims."  Please revise your disclosures to resolve this inconsistency.

Mineral Properties, page F-7

24.     We note your accounting policy disclosure indicating that you capitalize mineral property acquisition costs, including licenses and lease payments.  Tell us the extent of costs that you incurred to acquire the 100% interest in the Cutwell Harbour mineral claims, and how your accounting for such acquisition costs is consistent with your accounting policy.

25.     We note your accounting policy disclosure discussing when you record impairment losses.  Please expand the disclosure to also discuss how you measure the impairment losses, noting the guidance in FASB ASC paragraph 360-10-35-17.

Engineering Comments

Exploration Potential for the Cutwell Harbour Mineral Claims page 23
Exhibit 99.1 page 10

26.     We note your disclosure in this section, referring to exploration work performed on land in the vicinity of your property.  Pursuant to Item 102 of Regulation S-K, please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine.  Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

27.    When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour at (202) 551-3360 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Puoy K. Premsrirut, Esq.
        Brown, Brown & Premsrirut, PC
        Facsimile: (702) 385-1752